CANTOR EQUITY PARTNERS, INC.

110 East 59th Street
New York, NY 10022

August 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Catherine De Lorenzo
Pam Howell

Re:	Cantor Equity Partners, Inc.
Registration Statement on Form S-1
Filed June 14, 2024, as amended File No. 333-280230

Mr. Lewis:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cantor Equity Partners, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:45 p.m. ET on Monday, August 12, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Howard W. Lutnick
Howard W. Lutnick
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP